MASSEY EXPLORATION CORP.
                             300,508 24th Avenue SW
                            Calgary, Alberta T2S 0K4
                 Telephone (403)228-9909 Facsimile (403)228-9908
--------------------------------------------------------------------------------

                                                                    May 27, 2008


Mr. H. Roger Schwall, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC  20549

Re: Massey Exploration Corp.
    Registration Statement on Form S-1
    Filed May 12, 2008
    File No. 333-150821

Dear Mr. Schwall:

In response to your letter of May 23, 2008 we have filed an amendment to our Registration Statement on Form S-1 and provide this cover letter keyed to your comments to assist you in your review.

Risk Factors

     1. We have included a statement on the cover page of the prospectus addressing the fact that we have no affiliation with Massey Energy Company.

     2. We have provided additional detail regarding the collection and disbursement of prospective investor funds and the prompt return of funds in the event the offering is not completed.

     3. We have provided a risk factor addressing the fact that since 1999 Mr. McLeod has been an officer, director, or geologist for over twenty companies most of which have not moved forward with exploration activities, and five of which have changed businesses and completely abandoned exploration activities.

Sincerely,


/s/ Michael Hawitt
---------------------------
Michael Hawitt
President & CEO